Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Davina K. Kaile

tel: +1.650.233.4564

dkaile@pillsburylaw.com

VIA EDGAR

August 6, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Geoffrey Kruczek, Esq., Special Counsel

Thomas Jones, Esq., Legal Staff Attorney

Kevin Kuhar, Accounting Branch Chief

Gary Newberry, Senior Staff Accountant

Re:	SiTime Corporation

Draft Registration Statement on Form S-1

Submitted July 16, 2019

CIK No. 0001451809

Ladies and Gentlemen:

On behalf of SiTime Corporation (the “Registrant”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated July 25, 2019 (the “Comment Letter”), relating to the Registrant’s Draft Registration Statement on Form S-1, confidentially submitted on July 16, 2019 (the “Draft Registration Statement”).

The Registrant is concurrently confidentially submitting an amended Draft Registration Statement (the “Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. Four copies of the Amended DRS marked to show all changes from the Draft Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

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The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Amended DRS.

Draft Registration Statement on Form S-1 Filed July 16, 2019

Prospectus Summary, page 1

1.	Please expand your revisions in response to prior comment 1 to clarify the terms “substantially all” and “modest.”

The Registrant supplementally notes that the terms “substantially all” and “modest” refer to “over 99%” and “less than 1%,” respectively. The Registrant respectfully notes that it believes the terms “substantially all” and “modest” accurately convey in qualitative terms the amount of revenue attributable to sales of its oscillator systems and resonators. However, in response to the Staff’s comment, the disclosure has been revised in page 73 under “Business” to disclose the percentages.

Revenue, page 63

2.

Please revise to quantify the decrease in revenue related to your largest end customer and explain the reason that the expected order did not materialize in 2018. For example, did your largest end customer opt to use a product from one of your competitors? In this regard, please tell us the reasons for the deletions here, under the following heading regarding gross profit and on pages 19 and 82, as those now-deleted disclosures relate to your largest end customer.

The disclosure on page 63 has been revised to quantify the decrease in revenue related to the Registrant’s largest end customer. The Registrant notes that it believes that the expected order did not materialize due to the customer’s selection of another supplier’s design for the next generation of that product. Disclosure to this effect has been added on page 63. In addition, the disclosure under “Gross Profit” has been revised to include the previously deleted reference to the Registrant’s largest end customer.

With respect to the deleted language on page 19, the Registrant respectfully notes that after further review, the Registrant believes the original disclosure did not appropriately reflect the historical nature of the commercial relationship between the parties and that the risk is applicable to larger customers generally and is not exclusive to the Registrant’s largest end customer. The Registrant respectfully submits that while it believes the risk regarding pricing pressure on gross margin was sufficiently described in the risk factor, it has added disclosure on page 19 to

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August 6, 2019

note that if customers, including larger end customers, exert more pressure with respect to pricing and other terms, it could put downward pressure on the Registrant’s margins. In addition, the Registrant respectfully notes that the language on page 82 was deleted to avoid repetition, as these concepts were already disclosed in “Risk Factors.” However, in response to the Staff’s comment, the disclosure on page 82 has been revised to include the corresponding language from “Risk Factors.”

The Bank of Tokyo Mitsubishi Credit Facility, page 66

3.

Please expand your response to prior comment 7 to clarify how Exhibit 10.20 reflects the agreement by which the line of credit was increased and maturity date was extended. That document appears to reflect an agreement by the chief executive officer of your parent company, rather than your parent company, to guarantee your obligations under the increased line of credit, rather than the document by which the line of credit was increased. Also, given that the maturity date of the line of credit has passed, please address the current status of your obligations. Likewise, please also address the status of the MegaChips loan, given that its maturity date has passed.

The Registrant has submitted Exhibit 10.21 reflecting the extension of the term of the MUFG line of credit through June 30, 2020. On June 27, 2019, the maturity date with respect to our $20.0 million loan under the MUFG line of credit was extended through December 19, 2019. The Registrant confirms that there are no other agreements or documentation with respect to the increase and extension of the MUFG line of credit other than the guaranties filed as Exhibits 10.20 and 10.21, which reflected the manner in which the parties elected to document the increase and extension. The Registrant acknowledges the Staff’s comment and respectfully submits that in its experience, documentation of loan arrangements with foreign entities often varies both in form and content from the standard and typically more formal agreements used by U.S. lenders, and that such loan arrangements, renewals, and extensions are often instead reflected through less formal documentation or through confirmatory emails. In addition, the Registrant confirms that the guaranty filed as Exhibit 10.20 was executed by the chief executive officer of our parent company on behalf of our parent company using the parent company’s stamp, and not as an individual. The Registrant also confirms that the maturity date of the MegaChips loan was extended through September 30, 2019, which was reflected in email correspondence between the parties. The disclosures on pages 66, 67 and 68 have been revised to reflect the same. The Registrant confirms that there were no additional formal agreements with respect to such extensions.

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Please contact the undersigned at (650) 233-4564 with any questions regarding the responses to the Staff’s comments or the Amended DRS, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Rajesh Vashist
Alan F. Denenberg, Esq.

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